[AMERICAN CAPITAL, LTD. LETTERHEAD]

February 27, 2012

VIA EDGAR

Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N. E.

Washington, D.C. 20549

RE:	American Capital, Ltd. Preliminary Proxy Statement for 2012
Annual Meeting of Stockholders (File No. 814-149)

Dear Ms. Cole:

American Capital, Ltd. (the “Company”) has filed today via EDGAR with the Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement (the “Preliminary Proxy Statement”) for its 2012 Annual Meeting of Stockholders to be held on April 27, 2012. We submit herewith a courtesy copy of the Preliminary Proxy Statement for your review.

We would appreciate receiving any comments at the Staff’s earliest convenience. If we can be of assistance in facilitating the Staff’s review of the Preliminary Proxy Statement, please contact Cydonii V. Fairfax, Vice President and Deputy General Counsel of the Company, at (301) 841-1384 or me at (301) 841-1405.

Sincerely,

/s/ Samuel A. Flax

Samuel A. Flax

Executive Vice President, General Counsel, Chief

Compliance Officer and Secretary